Exhibit 99.1
CARVE-OUT FINANCIAL STATEMENTS
OF
ESTHER SPIRIT

INDEX TO CARVE-OUT FINANCIAL STATEMENTS OF ESTHER SPIRIT

Page

Carve-Out Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Carve-Out Statements of Income for the years ended December 31, 2009, 2008 and 2007 (audited) and the nine months ended September 30, 2010 and 2009 (unaudited)	F-2

Carve-Out Balance Sheets at as December 31, 2009 and 2008 (audited) and September 30, 2010 (unaudited)	F-3

Carve-Out Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 (audited) and the nine months ended September 30, 2010 and 2009 (unaudited)	F-4

Carve-Out Statements of Changes in Owner’s Equity (Deficit) for the years ended December 31, 2009, 2008 and 2007 (audited) and the nine months ended September 30, 2010 (unaudited)	F-5

Notes to Carve-Out Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of TEEKAY TANKERS LTD.
We have audited the accompanying carve-out balance sheets of Esther Spirit (the “Company”) as of December 31, 2009 and 2008 and the related carve-out statements of income, cash flows and changes in owner’s equity (deficit) for each of the three years in the period ended December 31, 2009. These carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the carve-out financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the carve-out financial position of Esther Spirit at December 31, 2009 and 2008 and the carve-out results of operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
February 3, 2011	Chartered Accountants

ESTHER SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2010	2009	2009	2008	2007
	$	$	$	$	$
	(unaudited)
REVENUES
Net pool revenues from affiliates (note 7e)	3,724	1,535	2,824	9,532	309
Voyage revenues	24	1,782	1,782	4,554	16,402
Time charter revenues	1,345	5,378	5,378	5,458	—

Total revenues	5,093	8,695	9,984	19,544	16,711

OPERATING EXPENSES
Voyage expenses	34	2,154	2,154	4,598	7,094
Vessel operating expenses	1,894	1,761	2,529	2,576	2,177
Depreciation and amortization	1,239	1,059	1,479	1,304	1,458
General and administrative expense ($1,095, $845, $1,181, $1,041 and $1,432, respectively, from related parties — note 7a and 7e)	1,095	845	1,181	1,041	1,432

Total operating expenses	4,262	5,819	7,343	9,519	12,161

Income from vessel operations	831	2,876	2,641	10,025	4,550

OTHER ITEMS
Interest expense ($(199), $(308), $(338), $(244) and $(1,576), respectively, from related parties — note 7b)	(290)	(423)	(518)	(1,403)	(2,049)
Other income (expense) — net	24	—	(3)	—	—

Total other items	(266)	(423)	(521)	(1,403)	(2,049)

Income before income taxes	565	2,453	2,120	8,622	2,501
Income tax expense (note 3f)	(210)	—	(178)	—	—

Net income	355	2,453	1,942	8,622	2,501

The accompanying notes are an integral part of the carve-out financial statements.

ESTHER SPIRIT (Notes 1 and 2)
CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)
ASSETS
Current
Pool receivables from affiliates, net (note 7d and 7e)	—	1,765	185
Due from affiliates — current (note 7d)	27,753	23,863	19,226
Prepaid expenses and other current assets	261	150	902

Total current assets	28,014	25,778	20,313

Vessel and equipment
At cost, less accumulated depreciation of $9,075 (2009 - $7,836 and 2008 — $6,357)	31,975	33,011	32,599
Other non-current assets	170	188	212

Total assets	60,159	58,977	53,124

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current
Accounts payable	239	350	234
Accrued liabilities
Voyage and vessel	359	369	1,063
Interest	—	4	1
Payroll and benefits to related party	97	107	113
Deferred Revenue	—	—	1,302
Due to affiliates — current (note 7d)	58,745	44,436	41,349

Total current liabilities	59,440	45,266	44,062

Long-term debt (note 5)	—	11,375	9,748
Other long-term liabilities (note 3f)	388	178

Total liabilities	59,828	56,819	53,810

Commitments and contingencies (note 9)	—	—	—

Owner’s equity (deficit)
Owner’s equity (deficit)	331	2,158	(686)

Total owner’s equity (deficit)	331	2,158	(686)

Total liabilities and owner’s equity (deficit)	60,159	58,977	53,124

The accompanying notes are an integral part of the carve-out financial statements.

ESTHER SPIRIT (Notes 1 and 2)
CARVE OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2010	2009	2009	2008	2007
	$	$		$	$
	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	355	2,453	1,942	8,622	2,501
Non-cash items:
Depreciation and amortization	1,239	1,059	1,479	1,304	1,458
Other	18	18	24	24	2
Change in working capital items related to operating activities:
Pool receivables from affiliates, net	1,765	(1,995)	(1,580)	1,091	(1,276)
Prepaid expenses and other current assets	(111)	788	752	(573)	2,198
Accounts payable	(111)	23	116	(11)	17
Accrued liabilities	186	(890)	(519)	775	183
Other current liabilities	—	(1,302)	(1,302)	1,302	—

Expenditures for drydocking	(38)	(1,522)	(1,566)	—	—

Net operating cash flow	3,303	(1,368)	(654)	12,534	5,083

FINANCING ACTIVITIES
Prepayments of long-term debt	(18,614)	(9,748)	(40,254)	(42,131)	(69,623)
Drawdown of long-term debt	7,239	25,335	41,881	26,287	95,215
Deferred financing costs	—	—	—	(45)	(41)
Net advances (to) / from affiliates	10,419	(15,257)	(1,550)	16,593	(26,780)
Equity contributions from / (distributions to) owner, net	(2,182)	1,113	902	(13,130)	(3,770)

Net financing cash flow	(3,138)	1,443	979	(12,426)	(4,999)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(165)	(75)	(325)	(108)	(84)

Net investing cash flow	(165)	(75)	(325)	(108)	(84)

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	—	—	—	—	—

Supplemental cash flow information:
Cash paid during the period for:
Interest	272	405	494	1,379	2,047

The accompanying notes are an integral part of the carve-out financial statements.

ESTHER SPIRIT (Notes 1 and 2)
CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY (DEFICIT)
(in thousands of U.S. dollars)

Owner’s
Equity
(Deficit)
$

Balance as at December 31, 2006	5,091

Net income and comprehensive income	2,501
Equity distributions to owner, net	(3,770)

Balance as at December 31, 2007	3,822

Net income and comprehensive income	8,622
Equity distributions to owner, net	(13,130)

Balance as at December 31, 2008	(686)

Net income and comprehensive income	1,942
Equity contributions from owner, net	902

Balance as at December 31, 2009	2,158

Net income and comprehensive income (unaudited)	355
Equity distributions to owner, net (unaudited)	(2,182)

Balance as at September 30, 2010 (unaudited)	331

The accompanying notes are an integral part of the carve-out financial statements.

ESTHER SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
1.	Nature of Operations and Economic Dependence

Esther Spirit (the Company) consists of the assets, liabilities and operations of the vessel the Esther Spirit. The Esther Spirit is a 2004-built Aframax tanker and is employed on a two-year time charter contract, which expires in July 2012 (or the Charter). Consequently, the Company is exposed to loss should the customer not be able to pay amounts owing under the Charter and is economically dependent upon the customer to fulfill its contractual obligations. The Company requires no collateral from the customer. The Company will need to find suitable employment for the vessel after the Charter expires in July 2012. Prior to July 2010, the vessel was contracted by customers on time charter contracts or participated in an Aframax tanker pool managed by a Teekay Corporation subsidiary. During the period from August 2008 to May 2009, the vessel was employed on a time-charter contract, however from October 2008 to February 2009, the Company chartered the vessel back from the customer and employed the vessel on voyage charters. The cost of the charter back is reflected in these carve-out financial statements as voyage expenses and the revenue from the voyage charters is reflected in voyage revenues. During the period January 2007 to October 2008 the vessel was employed on voyage charters.

On November 8, 2010, the Esther Spirit L.L.C. was sold from Teekay Corporation (or Teekay) to its subsidiary Teekay Tankers Ltd. See Note 10.
2.	Basis of Presentation

The carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). Intercompany balances and transactions have been eliminated within the carve-out financial statements. These carve-out financial statements include the accounts of the Esther Spirit L.L.C., a limited liability corporation incorporated in the Marshall Islands, and any transactions specifically attributable to the operation of the Esther Spirit that were incurred by companies other than the Esther Spirit L.L.C. that are under common control of Teekay. The preparation of these carve-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Company, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the vessel to Teekay Tankers Ltd.

Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of Teekay. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. Any cash transactions from these bank accounts that were made on behalf of the Esther Spirit L.L.C. are reflected in these carve-out financial statements as increases or decreases of amounts due to affiliates. Any cash transactions specifically attributable to the operation of the Esther Spirit that were incurred by companies under common control of Teekay, other than the Esther Spirit L.L.C., are reflected in these carve-out financial statements as increases or decreases in owner’s equity. See Note 7c.

The Esther Spirit L.L.C. has been capitalized in part with non-interest bearing loans from Teekay and its subsidiaries. Generally, these intercompany loans were used to partially finance the acquisition of the vessel. For each of the periods presented, interest expense includes the allocation of interest to the Company from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the net amount of these intercompany loans and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans. See Note 7b.

In the preparation of these carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessel. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. These general and administrative expenses have been allocated to these carve-out financial statements based on estimated use of corporate resources. The resulting amount of general and administrative expenses allocated for each of the periods presented is based on the proportionate share of the total ship-operating (calendar) days in the applicable period. Management believes this allocation reasonably presents the general and administrative expenses of the Company. See Note 7a.

3.	Significant Accounting Policies
a.	Reporting and functional currency

The carve-out financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying carve-out statements of income.

ESTHER SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
b.	Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The carve-out balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses from voyage charters and its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under voyage charters, time charters, and for its vessels which participate in pooling arrangements as discussed below. Voyage expenses and vessel operating expenses are recognized when incurred.

Revenues and voyage expenses of the vessel operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues will generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivable from affiliates — net.

c.	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at September 30, 2010, December 31, 2009, 2008, and 2007.

d.	Vessel and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment (excluding amortization of drydock expenditures) for the nine months ended September 30, 2010 and 2009 totaled $1.0 million and $1.0 million, respectively (unaudited). Depreciation of vessels and equipment (excluding amortization of drydock expenditures) for the years ended December 31, 2009, 2008, and 2007 totaled $1.3 million, $1.3 million and $1.5 million, respectively.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

The Company’s estimate of salvage values takes into account the current scrap prices and the historical scrap rates over the five preceding years. Effective January 1, 2008, the Company increased its estimate of the residual value of its vessel due to an increase in the estimated scrap rate per lightweight ton of steel from $150 to $325 per lightweight ton. As a result of increased salvage values, depreciation and amortization expense has decreased by $0.2 million and net income has increased by $0.2 million for each of the years ended December 31, 2009 and 2008.

ESTHER SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)

Generally, the Company drydocks its vessel every 2.5 to five years, depending on its age. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated commencement of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking.

Drydocking activity for the periods indicated is as follows:

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2010	2009	2008	2007
	$	$	$	$
	(unaudited)

Balance — beginning of period	1,406	—	—	—
Cost incurred for drydocking	38	1,566	—	—
Drydock amortization	(247)	(160)	—	—

Balance — end of period	1,197	1,406	—	—

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

e.	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs are amortized using the effective interest rate method over the term of the facility. Amortization of debt issuance costs is included in interest expense.

f.	Income taxes

The tax benefit from an uncertain tax position is recognized as a reduction to tax expense when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the taxing authorities. The amount of the tax benefit to be recognized is the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the taxing authorities. The Company recognizes interest and penalties related to uncertain tax positions in tax expense.

Potential foreign tax on freight income recognized by the Company for periods indicated is as follows:

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2010	2009	2008	2007
	$	$	$	$
	(unaudited)

Liability — beginning of period	178	—	—	—
Potential tax on freight income	210	178	—	—

Liability — end of period	388	178	—	—

The Company has incurred no other income taxes for any of the periods presented. The Company believes that it is not subject to taxation under the laws of the Republic of The Marshall Islands, and qualifies for the Section 883 exemption under U.S. federal income tax purposes.

ESTHER SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
4.	Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (or FASB) issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is permitted. The Company does not expect the amendment will have a material impact on its carve-out financial statements.

5.	Long-Term Debt

	September 30,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(unaudited)

U.S. Dollar-denominated Credit Facility due January 2017	—	11,375	9,748

Less: current portion	—	—	—

Total	—	11,375	9,748

The Company and other subsidiaries of Teekay and Teekay Tankers Ltd. are parties to a revolving credit facility (or the Revolver). The Company and other subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver) and Teekay Tankers Ltd. is a borrower under Tranche A of the Revolver (or the Tranche A Revolver). If any borrower under the Tranche B Revolver is acquired by Teekay Tankers Ltd., the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met. As of September 30, 2010, the Company’s share of the Tranche B Revolver provided for borrowings of up to $42.5 million, of which $42.5 million was undrawn as the Company had repaid any amounts outstanding. The Company’s share of the total amount available under the Revolver reduces by a semi-annual amount of $2.3 million commencing in 2012, with the remaining balance due on maturity of the Revolver in November 2017. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.55%. The Revolver is collateralized by first-priority mortgages granted on, among other things, the Vessel, together with other related security, and includes a guarantee from Teekay for all outstanding amounts. The Revolver requires that Teekay and certain of its subsidiaries maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35 million and 5.0% of total debt. As at September 30, 2010 and December 31, 2009, Teekay was in compliance with all covenants on the Revolver.
6.	Fair Value Measurements and Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Long-term debt — The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the borrower.
Amounts due from / to affiliates — The fair value of the current amounts due from / to affiliates approximates their carrying amounts reported in the accompanying carve-out balance sheets.
The estimated fair value of the Company’s financial instruments is as follows:

	September 30, 2010		December 31, 2009		December 31, 2008
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	Asset	Asset	Asset	Asset	Asset	Asset
	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)	(Liability)
	$	$	$	$	$	$
(unaudited)

Long-term debt	—	—	(11,375)	(10,419)	(9,748)	(8,516)

ESTHER SPIRIT
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
7.	Related Party Transactions
The following related party transactions consist of allocations from Teekay, the basis for which is explained in Note 2.
a)
General and administrative expenses have been allocated to the Company from Teekay based on estimated use of resources. The amount allocated was $0.4 million and $0.5 million for the nine months ended September 30, 2010 and 2009 (unaudited) and $0.8 million, $0.2 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007.

b)
Interest expense on credit facilities of Teekay that were used to finance the acquisition of the Esther Spirit has been allocated to the Company. The amount allocated was $0.2 million and $0.3 million for the nine months ended September 30, 2010 and 2009 (unaudited) and $0.3 million, $0.2 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007.

c)
Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were co-mingled with cash and cash equivalents from other operations of Teekay. Any cash transactions specifically attributable to the operation of the Esther Spirit that were incurred by companies other than the Esther Spirit L.L.C. are reflected in these carve-out financial statements as increases or decreases in owner’s equity. The net amount of these equity contributions (distributions) was $(2.2) million for the nine months ended September 30, 2010 (unaudited) and $0.9 million, $(13.1) million and $(3.8) million for the years ended December 31, 2009, 2008 and 2007.

d)	Amounts due from / to affiliates at September 30, 2010, December 31, 2009 and 2008 are without interest or stated terms of repayment.
e)
Voyage revenues and voyage expenses of the Company’s vessel operating in a pooling arrangement managed by a subsidiary of Teekay are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula and are presented in the Company’s statements of income as “net pool revenues from affiliates”. Teekay subsidiaries provide commercial services to the pool participants and administer the pool in exchange for a fee of 1.25% of the gross revenues attributable to each pool participant’s vessels plus $350 per vessel per day. In addition, Teekay subsidiaries provide technical and administrative services to the Company. The fees for commercial, technical and administrative services incurred by the Company were $0.7 million and $0.3 million for the nine months ended September 30, 2010 and 2009 (unaudited), $0.4 million, $0.8 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, which are reflected as general and administrative expenses.

Should the Company’s vessel re-enter the pooling arrangement managed by Teekay Chartering Limited, the Company may be required to advance working capital funds to the pool manager. As at September 30, 2010, December 31, 2009, and December 31, 2008, no amounts were due from the pool manager. Any working capital advances are returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

8.	Operating Leases
Charters-out
Time charters of the Company’s vessel to customers are accounted for as operating leases. As at December 31, 2009, minimum scheduled future revenues to be received by the Company under time charter then in place were approximately $0.8 million (in 2010), $6.6 million (in 2011) and $2.4 million (in 2012). The minimum scheduled future revenues should not be construed to reflect total revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.
9.	Commitments and Contingencies
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage.
10.	Subsequent Events
The Company evaluated events and transactions occurring after the balance sheet date and through the day the carve-out financial statements were available to be issued, which was February 3, 2011.
a)
On November 8, 2010, the Esther Spirit L.L.C. was sold from Teekay to its subsidiary Teekay Tankers Ltd for $46.1 million. Immediately preceding the sale of the Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the Charter to the Esther Spirit L.L.C.